SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

7-ELEVEN, INC.

(Name of Subject Company)

7-ELEVEN, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

817826209

(CUSIP Number of Class of Securities)

Bryan F. Smith, Jr.

Executive Vice President, General Counsel and Secretary

7-Eleven, Inc.

2711 North Haskell Ave.

Dallas, Texas 75204-2906

(214) 828-7011

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

D. Gilbert Friedlander

Michael A. Saslaw

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201-6950

(214) 746-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is 7-Eleven, Inc., a Texas corporation (the “Company”), and the address and telephone number of its principal executive offices are 2711 North Haskell Avenue, Dallas, Texas 75204, and (214) 828-7011.

(b) The subject class of equity securities of the Company is its common stock, par value $0.0001 per share (the “Shares”). As of September 15, 2005, 115,792,508 Shares were outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The filing person is the Company whose name, business address and business telephone number are set forth in Item 1 above.

This statement relates to the tender offer by Seven-Eleven Japan Co., Ltd., a company organized under the laws of Japan (“Parent”), through its wholly-owned subsidiary, IYG Holding Company, a Delaware corporation (“Purchaser”), to purchase all of the issued and outstanding Shares at a price of $32.50 per share (the “Offer Price”), on the terms and conditions set forth in the Offer to Purchase, dated September 6, 2005, as amended on September 14, 2005 (the “Offer to Purchase”), and related Letter of Transmittal, dated September 6, 2005 (together with the Offer to Purchase, the “Offer”). As described in the Offer, after the completion of the Offer, Parent is planning to initiate a “short-form” merger (the “Merger”). The principal offices of Parent and Purchaser are located at 8-8 Nibancho, Chiyoda-ku, Tokyo 102-8455, Japan. The telephone number for Parent and Purchaser at such location is (011)(813) 6238-3000/3711.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Parent, Purchaser and certain executive officers and directors of the Company, Parent and Purchaser have various interests in the Offer that are in addition to, or different from, the interests of the shareholders of the Company generally. Certain agreements, arrangements or understandings between the Company and its executive officers, directors and affiliates, including Parent and Purchaser and their respective executive officers, directors and affiliates, are described in (i) the Company’s Proxy Statement relating to the Annual Meeting of the Company’s shareholders held on April 27, 2005 (the “2005 Proxy Statement”), under the following headings: “Information About the Board of Directors and Committees of the Board,” “Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,” “Compensation of Directors and Executive Officers,” “Arrangements Related to Termination of Employment,” “Board Compensation Committee Report on Executive Compensation,” and “Certain Relationships and Related Transactions” and (ii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, under “Note 7 – Related Party Transactions” to the Condensed Consolidated Financial Statements of the Company (the “June 2005 10-Q”). In addition, as reported in the Offer to Purchase, Parent and its affiliates own approximately 75.7% of the Shares (assuming conversion of the 4.5% Convertible Quarterly Income Debt Securities due 2010 of the Company held by Parent). The 2005 Proxy Statement and the June 2005 10-Q are incorporated by reference as Exhibits (e)(1) and (e)(2) respectively and the sections described above are incorporated herein by reference. The information incorporated by reference is considered to be part of this Schedule 14D-9, except for any information that is superseded by information included directly herein.

The Company entered into employment agreements (the “Employment Agreements”) with James W. Keyes, Gary R. Rose, Bryan F. Smith, Jr., David M. Podeschi on January 28, 2005, which were filed as exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, and with Edward W. Moneypenny on April 25, 2005, which was filed as an exhibit to the June 2005 10-Q, all of which are incorporated herein by reference. The Employment Agreements have an initial term of three years and automatically renew for successive one-year terms unless either party gives notice of termination at least 90 days before the expiration of the then-current term. The Employment Agreements address the rights of the executive officers to payments and other benefits following termination under certain circumstances. Under the

Employment Agreements, in the event the Company completes a transaction that results in the Company “going private” (which would include the Offer and the Merger) and the executive resigns within 60 days following the completion of the transaction, then the executive will be entitled to certain benefits including the following: (i) continuation of base salary for a period of two years (in the case of Messrs. Moneypenny and Podeschi), two and one-half years (in the case of Messrs. Rose and Smith) or three years (in the case of Mr. Keyes), (ii) payment of 100% of the executive’s annual performance incentive target potential for the year in which the termination occurs, and for one year thereafter (or two years thereafter in the case of Mr. Keyes), and, in the case of Messrs. Rose and Smith, an additional payment equal to 50% of the executive’s target potential for the following year; and (iii) reimbursement under certain circumstances for the cost of retiree medical and dental coverage or COBRA continuation coverage, as applicable, for the executive and his covered dependents.

On September 1, 2005, the board of directors of the Company formed a special committee of independent directors consisting of R. Randoph Devening and Gary J. Fernandes (the “Special Committee”) to evaluate the Offer and to prepare, file and distribute this Solicitation/Recommendation Statement on Schedule 14D-9. In addition to the fees they receive for serving as directors of the Company, Messrs. Devening and Fernandes are each entitled to receive from the Company a one-time fee of $175,000 for serving on the Special Committee. This fee is payable to Messrs. Devening and Fernandes upon disbandment of the Special Committee, regardless of whether the Offer or Merger are completed. This fee was approved by the Company’s board of directors at the time of the Special Committee’s formation.

The Company has entered into separate indemnification agreements with Messrs. Devening and Fernandes in connection with their service as members of the Special Committee. The agreements provide for the indemnification and advancement of expenses to Messrs. Devening and Fernandes directly by the Company to the fullest extent permitted under Texas law.

Executive officers and directors of the Company who own Shares and tender such Shares will receive the Offer Price on the same terms as set forth in the Offer. As of September 15, 2005, each member of the board of directors and each executive officer of the Company owned, the outstanding Shares, performance share units, restricted shares and options to purchase Shares set forth opposite his or her name on Schedule I.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a)	SOLICITATION OR RECOMMENDATION

The Special Committee is unable to take a position with respect to the Offer at the present time as it has not yet completed a full and deliberate review and evaluation of the material terms and provisions of the Offer with the Special Committee’s legal and financial advisors. The Special Committee expects, in the near future, to complete its review and evaluation of the Offer, and inform the Company’s shareholders as to whether the Special Committee has determined: (i) to recommend acceptance or rejection of the Offer; (ii) to express no opinion and remain neutral toward the Offer; or (iii) to state that it is unable to take a position with respect to the Offer. The Special Committee requests that the shareholders of the Company not tender their Shares with respect to the Offer at the current time, and defer making a decision until the Special Committee has advised shareholders of its position or recommendation, if any, with respect to the Offer.

(b)	BACKGROUND OF THE OFFER

As stated above, the Special Committee was formed on September 1, 2005, to evaluate the Offer and to prepare, file and distribute this Solicitation/Recommendation Statement on Schedule 14D-9. The Special Committee had its first meeting on September 1, 2005, and appointed Weil, Gotshal & Manges LLP (“WGM”) as its legal advisor. The Special Committee then interviewed various potential financial advisors on September 6 and 7, 2005. On September 8, 2005, the Special Committee engaged Greenhill & Co., LLC (“Greenhill”) as its financial advisor and thereafter entered into a letter agreement with Greenhill and the Company (the “Engagement Letter”). On September 12 and 13, 2005, the Special Committee held meetings to discuss the progress Greenhill had made in connection with its evaluation of the Offer, certain legal issues with WGM, and other matters relating to the Offer. On September 16, 2005, the Special Committee met to again discuss the progress of Greenhill’s evaluation of the Offer and concluded as to the matters in 4(a) above.

(c)	INTENT TO TENDER

To the best of the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers and directors, not affiliated with Parent or Purchaser, currently intends to tender pursuant to the Offer any Shares held of record or beneficially owned by them, as of the date hereof.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The Special Committee selected Greenhill as its financial advisor in connection with the Offer based on Greenhill’s qualifications, expertise, reputation and experience advising special committees in tender offers. The Special Committee retained Greenhill pursuant to the Engagement Letter. In connection with the Engagement Letter, the Company agreed to pay Greenhill the following: (i) an advisory fee of $250,000, payable promptly upon the execution of the Engagement Letter, (ii) an opinion fee in an amount of $1,250,000, payable at the time Greenhill delivers any opinion to the Special Committee as to the fairness, from a financial point of view, of the consideration to be received by the Company’s shareholders (other than Parent, Purchaser and their affiliates) in connection with the Offer, and (iii) a transaction fee in the amount of $5,000,000, payable upon the earlier to occur of (A) the satisfaction of the “Minimum Condition” as defined in the Offer to Purchase, (B) the consummation of any other transaction with Parent having the same effect that is recommended by the Special Committee in lieu of the Offer, or (C) September 8, 2006. The advisory fee and the opinion fee, to the extent previously paid, are credited against the transaction fee. The advisory fee and the opinion fee, to the extent not previously paid, are discharged in full by payment of the transaction fee. In addition, the Company has also agreed to reimburse Greenhill for reasonable travel and other out-of-pocket expenses incurred in connection with the Offer, including the reasonable fees and expenses of legal counsel.

The Company has agreed to indemnify and hold harmless Greenhill and its affiliates and their respective officers, directors, employees, agents and each other entity or person, if any, controlling Greenhill or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Greenhill’s engagement.

The Company has retained Georgeson Shareholder Communications, Inc. (“Georgeson”) to assist the Company with its communications with shareholders with respect to, and to provide other services to the Company in connection with the Offer. The Company will pay Georgeson reasonable and customary compensation for their services and will reimburse Georgeson for the reasonable out-of-pocket expenses incurred in connection therewith.

Except as set forth above, neither the Company nor any person acting on its behalf has directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations to shareholders of the Company concerning the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

To the best of the Company’s knowledge there have been no transactions in the Shares during the past 60 days by the Company or by any of its affiliates, subsidiaries, executive officers or directors, other than Mr. David M. Podeschi, Senior Vice President of Merchandising of the Company, who surrendered 912 Shares to the Company at $33.32 per share on July 22, 2005 in order to satisfy tax withholding obligations arising from the vesting of 2,500 shares of restricted stock on that same date.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9 and in the Offer to Purchase, which is incorporated hereby by reference, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to

(i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 and in the Offer to Purchase, which is incorporated herein by reference, there is no transaction, board resolution, agreement in principle, or signed contract that has been entered into in response to the Offer that relates to one or more of the matters referred to in the first paragraph of this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

(a)	LITIGATION

The Company is aware of five lawsuits concerning the Offer that have been filed against the Company, Parent, and members of their Boards of Directors since September 1, 2005, the date that Parent announced its intention to make the Offer:

•	Kaufman v. Suzuki et al., No. 05-09450-C (68th District Court, Dallas County).

•	Casden v. 7-Eleven, Inc., et al., No. 05-08944-M (298th District Court, Dallas County).

•	Green Meadows Partners L.P. v. Devening, et al., No. 05-11507-A (County Court at Law No. 1, Dallas County).

•	Siebels et al. v. Suzuki et al., No. 05-09600-G (134th District Court, Dallas County).

•	Gillespie v. Suzuki et al., No. 05-11878-C (County Court at Law No. 3, Dallas County).

The Petitions initiating the lawsuits generally allege, among other things, that the defendants have breached fiduciary duties owed to the Company’s shareholders other than Parent and Purchaser in connection with the Offer, that the Offer Price is inadequate and that a majority of the defendants have conflicts of interest with respect to the Offer. Four of the petitions seek certification of a class of shareholders. The Gillespie action was filed as a shareholder class action. All of the petitions request that the consummation of the Offer be enjoined. In addition, the petitions generally seek an award of damages, or the imposition of a constructive trust, if the Offer is consummated. The Company has not yet answered, or otherwise responded to, any of the lawsuits.

(b)	OTHER

The information contained in the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.	EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Press Release dated September 1, 2005, issued by the Company announcing the formation of the special committee and its intention to review the Offer (incorporated herein by reference to the 7-Eleven, Inc. Schedule 14D-9, dated September 1, 2005).

(a)(1)(ii)	Press Release dated September 9, 2005, issued by the Company announcing the engagement of financial and legal advisors to the Special Committee (incorporated herein by reference to the 7-Eleven, Inc., Schedule 14D-9, September 9, 2005).

(a)(1)(iii)	Press Release dated September 19, 2005, issued by the Company announcing the filing of the Schedule 14D-9.

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(iv)	Complaint of Roberta Casden, against 7-Eleven, Inc., et al. filed in the District Court of Dallas County, Texas on September 1, 2005 (incorporated herein by reference to Amendment No. 1 to the Seven-Eleven Japan Co., Ltd. and IYG Holding Company Schedule TO, dated September 14, 2005).

(a)(1)(v)	Complaint of Alan Kaufman, individually on behalf of himself and all others similarly situated, against Toshifumi Suzuki, et al. filed in the District Court of Dallas County, Texas on September 9, 2005.

(a)(1)(vi)	Complaint of Green Meadows Partners L.P. against R. Randolph Devening, et al. filed in the County Court of Dallas County, Texas on September 8, 2005 (incorporated herein by reference to Amendment No. 1 to the Seven-Eleven Japan Co., Ltd. and IYG Holding Company Schedule TO, dated September 14, 2005).

(a)(1)(vii)	Complaint of Troy Siebels and Barbara Moses against Toshifumi Suzuki et al., filed in the District Court of Dallas County, Texas on September 13, 2005 (Exhibit A to the complaint incorporated herein by reference to the Seven-Eleven Japan Co., Ltd. and IYG Holding Company Schedule TO, dated September 6, 2005).

(a)(1)(viii)	Complaint of John Gillespie, derivatively on behalf of 7-Eleven, Inc., against Toshifumi Suzuki et al., filed in the County Court of Dallas County, Texas, on September 9, 2005.

(e)(1)	The Company’s 2005 Proxy Statement (incorporated herein by reference as filed with the Securities and Exchange Commission on March 25, 2005).

(e)(2)	The Company’s June 2005 10-Q (incorporated herein by reference as filed with the Securities and Exchange Commission on August 4, 2005).

(e)(3)	Form of Indemnification Agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

7-ELEVEN, INC.

By:	/S/ BRYAN F. SMITH, JR.
Name: Title:	Bryan F. Smith, Jr. Executive Vice President, General Counsel and Secretary

Dated: September 19, 2005

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)(i)	Press Release dated September 1, 2005, issued by the Company announcing the formation of the special committee and its intention to review the Offer (incorporated herein by reference to the 7-Eleven, Inc. Schedule 14D-9, dated September 1, 2005).

(a)(1)(ii)	Press Release dated September 9, 2005, issued by the Company announcing the engagement of financial and legal advisors to the Special Committee (incorporated herein by reference to the 7-Eleven, Inc., Schedule 14D-9, September 9, 2005).

(a)(1)(iii)	Press Release dated September 19, 2005, issued by the Company announcing the filing of the Schedule 14D-9.

(a)(1)(iv)	Complaint of Roberta Casden, against 7-Eleven, Inc., et al. filed in the District Court of Dallas County, Texas on September 1, 2005 (incorporated herein by reference to Amendment No. 1 to the Seven-Eleven Japan Co., Ltd. and IYG Holding Company Schedule TO, dated September 14, 2005).

(a)(1)(v)	Complaint of Alan Kaufman, individually on behalf of himself and all others similarly situated, against Toshifumi Suzuki, et al. filed in the District Court of Dallas County, Texas on September 9, 2005.

(a)(1)(vi)	Complaint of Green Meadows Partners L.P. against R. Randolph Devening, et al. filed in the County Court of Dallas County, Texas on September 8, 2005 (incorporated herein by reference to Amendment No. 1 to the Seven-Eleven Japan Co., Ltd. and IYG Holding Company Schedule TO, dated September 14, 2005).

(a)(1)(vii)	Complaint of Troy Siebels and Barbara Moses against Toshifumi Suzuki et al., filed in the District Court of Dallas County, Texas on September 13, 2005 (Exhibit A to the complaint incorporated herein by reference to the Seven-Eleven Japan Co., Ltd. and IYG Holding Company Schedule TO, dated September 6, 2005).

(a)(1)(viii)	Complaint of John Gillespie, derivatively on behalf of 7-Eleven, Inc., against Toshifumi Suzuki et al., filed in the County Court of Dallas County, Texas, on September 9, 2005.

(e)(1)	The Company’s 2005 Proxy Statement (incorporated herein by reference as filed with the Securities and Exchange Commission on March 25, 2005).

(e)(2)	The Company’s June 2005 10-Q (incorporated herein by reference as filed with the Securities and Exchange Commission on August 4, 2005).

(e)(3)	Form of Indemnification Agreement.

Schedule I

SECURITY OWNERSHIP BY EXECUTIVE OFFICERS AND DIRECTORS

		Vested			Unvested[1]
Name and Title	Shares Owned	Performance Share Units[2]	Options	Weighted Average Exercise Price	Performance Share Units[3]	Restricted Stock	Options	Weighted Average Exercise Price
James W. Keyes Director, President and Chief Executive Officer	146,901	114,109	1,025,267	$13.22	307,255–373,500	25,000	571,733	$14.92
Gary R. Rose Executive Vice President and Chief Operating Officer	61,390	41,486	107,334	$9.96	103,150–126,000	10,000	205,666	$15.37
Edward W. Moneypenny Senior Vice President and Chief Financial Officer	8,134	48,875	80,334	$10.33	94,486–114,000	2,500	159,666	$15.14
Bryan F. Smith, Jr. Executive Vice President, General Counsel and Secretary	43,067	43,606	238,318	$13.42	97,735–118,500	2,500	198,066	$14.58
David M. Podeschi Senior Vice President, Merchandising	16,860	2,313	102,547	$11.74	69,389–84,000	5,000	117,333	$14.58
Toshifumi Suzuki Chairman of the Board and Director[4,5]	205,321	0	0	N/A	0	0	0	N/A
Yoshitami Arai Director[4]	17,265	0	12,000	$12.70	0	0	8,500	$23.39
Masaaki Asakura Senior Vice President and Director[6]	0	0	0	N/A	0	0	0	N/A
Jay W. Chai Director[4]	24,245	0	12,000	$12.70	0	0	8,500	$23.39
R. Randolph Devening Director	3,425	0	6,000	$16.10	0	0	8,500	$23.39
Gary J. Fernandes Director[4]	41,591	0	12,000	$12.70	0	0	8,500	$23.39
Masaaki Kamata Director[4,5]	27,852	0	0	N/A	0	0	0	N/A
Kazuo Otsuka Director[4,5]	13,091	0	0	N/A	0	0	0	N/A

[1]	It is anticipated that all unvested securities will vest upon consummation of the Offer.
[2]	Reflects vested restricted stock units issued pursuant to the Company’s 1995 Stock Incentive Plan.
[3]	Reflects range of shares which may be issued based upon future Company performance. The determination of the actual number of Shares to be issued will be made based on information available upon completion of the Offer.
[4]	These directors participate in the Stock Compensation Plan for Non-Employee Directors and will receive additional Shares after October 1, 2005, but the exact number of Shares cannot be determined until after the close of business on September 30, 2005.
[5]	Share numbers do not include any Shares held by Parent, Purchaser, or their affiliates.
[6]	Mr. Asakura disclaims beneficial ownership of 2,000 Shares held in a brokerage account for his daughter.